UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DUNE ENERGY, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

265338707

(CUSIP Number)

Paul Friedman

BlueMountain Capital Management, LLC

280 Park Avenue, 5th Floor East

New York, New York 10017

212-905-3990

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 265338707	Schedule 13D	Page 2 of 30

(1)	Name of reporting persons. BlueMountain Capital Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 12,337,048
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 12,337,048
(11)	Aggregate amount beneficially owned by each reporting person 12,337,048
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 20.9%
(14)	Type of reporting person (see instructions) IA

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 21, 2012, after giving effect to the transaction described in the Issuer’s Report on Form 8-K, filed on December 21, 2012 (the “Form 8-K”), was approximately 59,022,475.

CUSIP No. 265338707	Schedule 13D	Page 3 of 30

(1)	Name of reporting persons. BlueMountain GP Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 9,821,872
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 9,821,872
(11)	Aggregate amount beneficially owned by each reporting person 9,821,872
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.6%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 21, 2012, after giving effect to the transaction described in the Issuer’s Report on Form 8-K, was approximately 59,022,475.

CUSIP No. 265338707	Schedule 13D	Page 4 of 30

(1)	Name of reporting persons. Blue Mountain Credit Alternatives Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,850,528
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,850,528
(11)	Aggregate amount beneficially owned by each reporting person 2,850,528
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.8%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 21, 2012, after giving effect to the transaction described in the Issuer’s Report on Form 8-K, was approximately 59,022,475.

CUSIP No. 265338707	Schedule 13D	Page 5 of 30

(1)	Name of reporting persons. Blue Mountain CA Master Fund, GP, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,850,528
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,850,528
(11)	Aggregate amount beneficially owned by each reporting person 2,850,528
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.8%
(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 21, 2012, after giving effect to the transaction described in the Issuer’s Report on Form 8-K, was approximately 59,022,475.

CUSIP No. 265338707	Schedule 13D	Page 6 of 30

(1)	Name of reporting persons. BlueMountain Long/Short Credit Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,781,742
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,781,742
(11)	Aggregate amount beneficially owned by each reporting person 2,781,742
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.7%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 21, 2012, after giving effect to the transaction described in the Issuer’s Report on Form 8-K, was approximately 59,022,475.

CUSIP No. 265338707	Schedule 13D	Page 7 of 30

(1)	Name of reporting persons. BlueMountain Long/Short Credit GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,781,742
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,781,742
(11)	Aggregate amount beneficially owned by each reporting person 2,781,742
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.7%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 21, 2012, after giving effect to the transaction described in the Issuer’s Report on Form 8-K, was approximately 59,022,475.

CUSIP No. 265338707	Schedule 13D	Page 8 of 30

(1)	Name of reporting persons. BlueMountain Distressed Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,458,152
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,458,152
(11)	Aggregate amount beneficially owned by each reporting person 2,458,152
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.2%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 21, 2012, after giving effect to the transaction described in the Issuer’s Report on Form 8-K, was approximately 59,022,475.

CUSIP No. 265338707	Schedule 13D	Page 9 of 30

(1)	Name of reporting persons. BlueMountain Distressed GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,458,152
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,458,152
(11)	Aggregate amount beneficially owned by each reporting person 2,458,152
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.2%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 21, 2012, after giving effect to the transaction described in the Issuer’s Report on Form 8-K, was approximately 59,022,475.

CUSIP No. 265338707	Schedule 13D	Page 10 of 30

(1)	Name of reporting persons. BlueMountain Strategic Credit Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 379,597
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 379,597
(11)	Aggregate amount beneficially owned by each reporting person 379,597
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.6%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 21, 2012, after giving effect to the transaction described in the Issuer’s Report on Form 8-K, was approximately 59,022,475.

CUSIP No. 265338707	Schedule 13D	Page 11 of 30

(1)	Name of reporting persons. BlueMountain Strategic Credit GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 379,597
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 379,597
(11)	Aggregate amount beneficially owned by each reporting person 379,597
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.6%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 21, 2012, after giving effect to the transaction described in the Issuer’s Report on Form 8-K, was approximately 59,022,475.

CUSIP No. 265338707	Schedule 13D	Page 12 of 30

(1)	Name of reporting persons. BlueMountain Timberline Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,515,176
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,515,176
(11)	Aggregate amount beneficially owned by each reporting person 2,515,176
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.3%
(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 21, 2012, after giving effect to the transaction described in the Issuer’s Report on Form 8-K, was approximately 59,022,475.

CUSIP No. 265338707	Schedule 13D	Page 13 of 30

(1)	Name of reporting persons. Humphreys Peak, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 21, 2012, after giving effect to the transaction described in the Issuer’s Report on Form 8-K, was approximately 59,022,475.

CUSIP No. 265338707	Schedule 13D	Page 14 of 30

(1)	Name of reporting persons. BlueMountain Kicking Horse Fund GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 7,109
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 7,109
(11)	Aggregate amount beneficially owned by each reporting person 7,109
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 21, 2012, after giving effect to the transaction described in the Issuer’s Report on Form 8-K, was approximately 59,022,475.

CUSIP No. 265338707	Schedule 13D	Page 15 of 30

(1)	Name of reporting persons. BlueMountain Kicking Horse Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 7,109
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 7,109
(11)	Aggregate amount beneficially owned by each reporting person 7,109
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 21, 2012, after giving effect to the transaction described in the Issuer’s Report on Form 8-K, was approximately 59,022,475.

CUSIP No. 265338707	Schedule 13D	Page 16 of 30

(1)	Name of reporting persons. AAI BlueMountain Fund Plc*
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Ireland
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 199,106
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 199,106
(11)	Aggregate amount beneficially owned by each reporting person 199,106
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.3%
(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 21, 2012, after giving effect to the transaction described in the Issuer’s Report on Form 8-K, was approximately 59,022,475.
*	The shares of Common Stock are owned by BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund Plc.

CUSIP No. 265338707	Schedule 13D	Page 17 of 30

(1)	Name of reporting persons. BlueMountain Credit Opportunities GP I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,145,638
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,145,638
(11)	Aggregate amount beneficially owned by each reporting person 1,145,638
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.9%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 21, 2012, after giving effect to the transaction described in the Issuer’s Report on Form 8-K, was approximately 59,022,475.

CUSIP No. 265338707	Schedule 13D	Page 18 of 30

(1)	Name of reporting persons. BlueMountain Credit Opportunities Master Fund I L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,145,638
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,145,638
(11)	Aggregate amount beneficially owned by each reporting person 1,145,638
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.9%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 21, 2012, after giving effect to the transaction described in the Issuer’s Report on Form 8-K, was approximately 59,022,475.

CUSIP No. 265338707	Schedule 13D	Page 19 of 30

This Amendment No. 2 (this “Amendment No. 2”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 9, 2012 and as amended by Amendment No. 1 filed on March 5, 2012 (as amended, the “Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Dune Energy, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

ITEM 2. Identity and Background.

Paragraphs (a-c) of Item 2 of the Schedule 13D are hereby deleted and replaced with the following:

This Statement is being filed by the following beneficial owners of Common Stock (each, a “Reporting Person”):

(i)	Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“Credit Alternatives”), with respect to the Common Stock directly owned by it;

(ii)	Blue Mountain CA Master Fund GP, Ltd., a Cayman Islands exempted limited company (“BMCA GP”), with respect to the Common Stock directly owned by Credit Alternatives;

(iii)	BlueMountain Long/Short Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Long/Short Credit”), with respect to the Common Stock directly owned by it;

(iv)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“Long/Short Credit GP”), with respect to the Common Stock directly owned by Long/Short Credit;

(v)	BlueMountain Distressed Master Fund L.P., a Cayman Islands exempted limited partnership (“Distressed”), with respect to the Common Stock directly owned by it;

(vi)	BlueMountain Distressed GP, LLC, a Delaware limited liability company (“Distressed GP”), with respect to the Common Stock directly owned by Distressed;

(vii)	BlueMountain Strategic Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Strategic Credit”), with respect to the Common Stock directly owned by it;

(viii)	BlueMountain Strategic Credit GP, LLC, a Delaware limited liability company (“Strategic Credit GP”), with respect to the Common Stock directly owned by Strategic Credit;

(ix)	Humphreys Peak LLC, a Delaware limited liability company (“Humphreys”), with respect to the Common Stock directly owned by it;

(x)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company (“Timberline”), with respect to the Common Stock directly owned by it;

(xi)	BlueMountain Kicking Horse Fund, L.P., a Cayman Islands limited partnership (“Kicking Horse”), with respect to the Common Stock directly owned by it;

(xii)	BlueMountain Kicking Horse Fund GP, LLC, a Delaware limited liability company (“Kicking Horse GP”), with respect to the Common Stock directly owned by Kicking Horse;

CUSIP No. 265338707	Schedule 13D	Page 20 of 30

(xiii)	BlueMountain Credit Opportunities Master Fund I, L.P., a Cayman Islands limited partnership (“COF”, and together with Credit Alternatives, Long/Short Credit, Distressed, Strategic Credit and Kicking Horse, the “Partnerships”), with respect to the Common Stock directly owned by it;

(xiv)	AAI BlueMountain Fund PLC, on behalf of its sub-fund BlueMountain Long/Short Credit and Distressed Reflection Fund, an Irish open-ended umbrella fund investment company incorporated as a public limited company with variable capital and with segregated liability between its sub-funds (“AAI” and together with Timberline and the Partnerships, the “BlueMountain Funds”), with respect to the Common Stock directly owned by it;

(xv)	BlueMountain Credit Opportunties GP I, LLC, a Delaware limited liability company (“COF GP” and together with BMCA GP, Long/Short Credit GP, Distressed GP, Strategic Credit GP and Kicking Horse GP, the “General Partners”), with respect to the Common Stock directly owned by COF;

(xvi)	BlueMountain Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), which serves as investment manager to the BlueMountain Funds and manager of Humphreys, and has investment discretion with respect to the Common Stock directly owned by the BlueMountain Funds; and

(xvii)	BlueMountain GP Holdings, LLC, a Delaware limited liability company (the “Ultimate General Partner”), which serves as the ultimate general partner of each of the Partnerships and the special member of Humphreys, with respect to the Common Stock directly owned by each of the Partnerships and Humphreys.

The principal business of: (i) each of the BlueMountain Funds is to serve as a private investment exempted limited partnership, private investment limited liability company or private investment exempted company, as the case may be; (ii) each of the General Partners is to serve as the general partner of the respective Partnership; (iii) the Investment Manager is to serve as investment manager to a variety of private investment funds (including the BlueMountain Funds), and to make investment decisions on behalf of those private investment funds, and (iv) the Ultimate General Partner is to serve as the ultimate general partner or special member, as applicable, of a variety of private investment funds organized as limited partnerships or limited liability companies for which the Investment Manager serves as investment manager (including the Partnerships and Humphreys).

The executive officers, directors, and control persons of the Reporting Persons are as follows:

Andrew Feldstein	Chief Executive Officer and Chief Investment Officer of the Investment Manager; Chief Executive Officer and Chief Investment Officer of the Ultimate General Partner; Director of BMCA GP; Director of Timberline

Stephen Siderow	President of the Investment Manager, President of the Ultimate General Partner; Director of BMCA GP; Director of Timberline.

Alan Gerstein	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner.

Michael Liberman	Managing Principal, Chief Operating Officer and Chief Risk Officer of the Investment Manager; Managing Principal, Chief Operating Officer and Chief Risk Officer of the Ultimate General Partner

Bryce Markus	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner.

David Rubenstein	Managing Principal, Chief Financial Officer, General Counsel and Secretary of the Investment Manager; Managing Principal, Chief Financial Officer, General Counsel and Secretary of the Ultimate General Partner.

Derek Smith	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner.

Franck Dargent	Director of AAI.

Laurent Guillet	Director of AAI.

Barry McGrath	Director of AAI.

Paul Dobbyn	Director of AAI.

Mark Shapiro	Director of Timberline. Mr. Shapiro also serves as a consultant to several financial service and professional service firms.

CUSIP No. 265338707	Schedule 13D	Page 21 of 30

The business address of each BlueMountain Fund (other than Humphreys and AAI) and BMCA GP is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The business address of the Investment Manager, Distressed GP, Long/Short Credit GP, Strategic Credit GP, Kicking Horse GP, COF GP, the Ultimate General Partner, Humphreys, Andrew Feldstein, Stephen Siderow, Alan Gerstein, Michael Liberman, Bryce Markus, David Rubenstein, Derek Smith and Mark Shapiro is 280 Park Avenue, 5th Floor East, New York, New York 10017.

The business address of AAI is Beaux Lane House, Mercer Street Lower, Dublin 2, Ireland.

The business address of Barry McGrath and Paul Dobbyn is c/o Maples and Calder, 75 St. Stephen’s Green, Dublin 2, Ireland.

The business address of Franck Dargent and Laurent Guillet is c/o Amundi Alternative Investments, SAS, 90 boulevard Pasteur, 75730 Paris Cedex 15, France.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following paragraph:

From January 10, 2012 through February 9, 2012, Distressed and Long/Short Credit purchased 43,861and 10,401 additional shares of Common Stock, respectively. On February 28, 2012, Humphreys purchased 757,693 shares of Common Stock. On April 2, 2012, Humphreys purchased an additional 4,700 shares of Common Stock. From April 3, 2012 through May 31, 2012, AAI purchased 132,500 shares of Common Stock. From July 12, 2012 to July 31, 2012 Kicking Horse purchased 4,731 shares of Common Stock. On October 16, 2012, Humphreys sold 762,393 shares of Common Stock to COF. All of the funds used in the acquisition of such Common Stock by such Reporting Persons came from the working capital of such Reporting Person.

Pursuant to the Stock Purchase Agreement dated December 20, 2012 (the “SPA”), among the Issuer, Distressed, Long/Short Credit, AAI, Credit Alternatives, Timberline, Kicking Horse, Strategic Credit and COF, Distressed purchased 822,314 shares of Common Stock, Long/Short Credit purchased 930,563 shares of Common Stock, AAI purchased 66,606 shares of Common Stock, Credit Alternatives purchased 953,573 shares of Common Stock, Timberline purchased 841,390 shares of Common Stock, Kicking Horse purchased 2,378 shares of Common Stock, Strategic Credit purchased 126,985 shares of Common Stock and COF purchased 383,245 shares of Common Stock. All of the funds used in the acquisition of such Common Stock by such Reporting Persons came from the working capital of such Reporting person.

ITEM 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by deleting the reference to”8,068,063” in the first sentence thereof and replacing it with “12,337,048”.

Item 4 of the Schedule 13D is further amended by adding the following:

On December 20, 2012, the Issuer entered into the SPA with the Reporting Persons. Pursuant to the terms of the SPA, the Issuer agreed to issue up to 6,878,423 shares of Common Stock at a purchase price of $1.60 per share. The Issuer issued 4,127,054 total shares of Common Stock to the Reporting Persons in exchange for $6,603,286.51 at the initial closing. The Reporting Persons, at the initial closing, collectively purchased 4,127,054 shares of Common Stock. Upon the Issuer’s election, and subject to the Issuer meeting certain performance objectives, the Issuer may conduct two additional closings prior to December 31, 2013 (each an “Additional Closing”) with the Reporting Persons. In each Additional Closing the Issuer will issue up to 1,375,685 shares of Common Stock at a purchase price of $1.60 per share or a maximum purchase price of $2,201,095.50. The Reporting Persons may also elect to require the Issuer to conduct a closing in which the Issuer will issue the remaining shares to be issued in the transaction, upon the occurrence of certain events specified in the SPA.

CUSIP No. 265338707	Schedule 13D	Page 22 of 30

On December 20, 2012, in connection with the entry into the SPA, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”), with each of the Reporting Persons. Under the Registration Rights Agreement, the Issuer agreed to use its commercially reasonably efforts to file with the SEC and to cause to become effective a registration statement relating to the shares of Common Stock. The Issuer also agreed to use its commercially reasonable efforts to keep the shelf registration effective until the earliest to occur (i) the disposition of all shares of registrable securities registered under the shelf registration statement, (ii) the availability under Rule 144 of the Securities Act of 1933, as amended, for each holder of registrable securities to immediately freely resell without restriction all registrable securities held by such holder and covered by the shelf registration statement or (iii) the cessation of all such shares to be outstanding.

The foregoing description of the SPA and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, a copy of the form of which is filed as Exhibit 4 to this Schedule 13D and is incorporated by reference herein, and the Registration Rights Agreement, which is filed as Exhibit 5 to this Schedule 13D and is incorporated by reference herein.

ITEM	5. Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D is hereby deleted and replaced with the following:

(a) and (b) The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on December 21, 2012 was approximately 59,022,475 shares of Common, after taking into effect the transaction described in the Form 8-K, filed with SEC on December 21, 2012. The 12,337,048 shares of Common Stock beneficially owned, in the aggregate, by the BlueMountain Funds as of December 21, 2012, represent approximately 20.9% of the issued and outstanding shares of Common Stock of the Issuer, with such percentage calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. A further detailed breakdown of the Reporting Persons’ beneficial ownership of Common Stock is as follows:

A.	Investment Manager

(a)	Amount beneficially owned: 12,337,048

Percent of class: 20.9%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 12,337,048.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 12,337,048.

CUSIP No. 265338707	Schedule 13D	Page 23 of 30

B.	Ultimate General Partner

(a)	Amount beneficially owned: 9,821,872

Percent of class: 16.6%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 9,821,872.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 9,821,872.

C.	Credit Alternatives

(a)	Amount beneficially owned: 2,850,528

Percent of class: 4.8%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 2,850,528.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 2,850,528.

D.	BMCA GP

(a)	Amount beneficially owned: 2,850,528

Percent of class: 4.8%

(b)	Number of shares as to which the person has: 2,850,528

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 2,850,528.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 2,850,528.

CUSIP No. 265338707	Schedule 13D	Page 24 of 30

E.	Long/Short Credit

(a)	Amount beneficially owned: 2,781,742

Percent of class: 4.7%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 2,781,742.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 2,781,742.

F.	Long/Short Credit GP

(a)	Amount beneficially owned: 2,781,742

Percent of class: 4.7%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 2,781,742.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 2,781,742.

G.	Distressed

(a)	Amount beneficially owned: 2,458,152

Percent of class: 4.2%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 2,458,152.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 2,458,152.

H.	Distressed GP

(a)	Amount beneficially owned: 2,458,152

Percent of class: 4.2%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 2,458,152.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 2,458,152.

CUSIP No. 265338707	Schedule 13D	Page 25 of 30

I.	Strategic Credit

(a)	Amount beneficially owned: 379,597

Percent of class: 0.6%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 379,597.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 379,597.

J.	Strategic Credit GP

(a)	Amount beneficially owned: 379,597

Percent of class: 0.6%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 379,597.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 379,597.

K.	Timberline

(a)	Amount beneficially owned: 2,515,176

Percent of class: 4.3%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 2,515,176.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 2,515,176.

CUSIP No. 265338707	Schedule 13D	Page 26 of 30

L.	Kicking Horse

(a)	Amount beneficially owned: 7,109

Percent of class: 0.0%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 7,109.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 7,109.

M.	Kicking Horse GP

(a)	Amount beneficially owned: 7,109

Percent of class: 0.0%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 7,109.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 7,109.

N.	AAI

(a)	Amount beneficially owned: 199,106

Percent of class: 0.3%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 199,106.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 199,106.

O.	COF

(a)	Amount beneficially owned: 1,145,638

Percent of class: 1.9%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,145,638.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,145,638.

CUSIP No. 265338707	Schedule 13D	Page 27 of 30

P.	COF GP

(a)	Amount beneficially owned: 1,145,638

Percent of class: 1.9%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote -0-.

(ii)	Shared power to vote or to direct the vote 1,145,638.

(iii)	Sole power to dispose or to direct the disposition of -0-.

(iv)	Shared power to dispose or to direct the disposition of 1,145,638.

The Investment Manager, each General Partner and the Ultimate General Partner, each expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

The following shall be added to the end of Item 7.

3.	Joint Filing Agreement dated December 24, 2012, attached as Exhibit 3 hereto.

4.	Form of Stock Purchase Agreement (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 21, 2012 with the SEC).

5.	Registration Rights Agreement dated as of December 20, 2012 (incorporated by reference from Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on December 21, 2012 with the SEC).

CUSIP No. 265338707	Schedule 13D	Page 28 of 30

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 24, 2012

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.
BY:	BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Andrew Feldstein, Director

BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT MASTER FUND L.P.
BY:	BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED MASTER FUND L.P.
BY:	BLUEMOUNTAIN DISTRESSED GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

CUSIP No. 265338707	Schedule 13D	Page 29 of 30

BLUEMOUNTAIN DISTRESSED GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT MASTER FUND L.P.
BY:	BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Andrew Feldstein, Director

HUMPHREYS PEAK, LLC
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT AND DISTRESSED REFLECTION FUND,
A SUB-FUND OF AAI BLUEMOUNTAIN FUND PLC
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

CUSIP No. 265338707	Schedule 13D	Page 30 of 30

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES MASTER FUND I L.P.
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)